ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 11

INSURED		BOND NUMBER

UBS Cashfund Inc.		87118111B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

April 17, 2012	December 15, 2011 to December 15, 2012	/s/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

•	UBS Multi-Asset Income Fund, a series of:
The UBS Funds

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

UBS CHICAGO AND NEW YORK FUND CLUSTERS
(CERTAIN REGISTERED INVESTMENT COMPANIES
ADVISED OR MANAGED BY
UBS GLOBAL ASSET MANAGEMENT (AMERICAS) INC.)

AGREEMENT BY AND AMONG
JOINTLY INSURED PARTIES

     THIS AGREEMENT is made effective as of December 15, 2011, as amended as of April 17, 2012 (to reflect the addition of another entity), by and among the following registered investment companies, which are referred to herein individually as a “Fund” and collectively as the “Funds” or the “insured parties”: UBS CASHFUND INC.; UBS MANAGED MUNICIPAL TRUST, a series fund consisting of UBS RMA California Municipal Money Fund and UBS RMA New York Municipal Money Fund; UBS MASTER SERIES, INC., a series fund consisting of UBS Money Market Fund; UBS RMA MONEY FUND INC., a series fund consisting of UBS Retirement Money Fund, UBS RMA Money Market Portfolio and UBS RMA U.S. Government Portfolio; UBS RMA TAX-FREE FUND INC.; STRATEGIC GLOBAL INCOME FUND, INC.; GLOBAL HIGH INCOME FUND INC.; PACE® SELECT ADVISORS TRUST, a series fund consisting of PACE Money Market Investments, PACE Government Securities Fixed Income Investments, PACE Intermediate Fixed Income Investments, PACE Strategic Fixed Income Investments, PACE Municipal Fixed Income Investments, PACE International Fixed Income Investments, PACE Large Co Value Equity Investments, PACE Large Co Growth Equity Investments, PACE Small/Medium Co Value Equity Investments, PACE Small/Medium Co Growth Equity Investments, PACE International Equity Investments, PACE International Emerging Markets Equity Investments, PACE Alternative Strategies Investments, PACE High Yield Investments and PACE Global Real Estate Securities Investments; UBS MUNICIPAL MONEY MARKET SERIES, a series fund consisting of UBS RMA New Jersey Municipal Money Fund; UBS INVESTMENT TRUST, a series fund consisting of UBS U.S. Allocation Fund; MANAGED HIGH YIELD PLUS FUND INC.; UBS MONEY SERIES, a series fund consisting of UBS Cash Reserves Fund, UBS Liquid Assets Fund, UBS Select Prime Institutional Fund, UBS Select Treasury Institutional Fund, UBS Select Tax-Free Institutional Fund, UBS Select Prime Preferred Fund, UBS Select Treasury Preferred Fund, UBS Select Tax-Free Preferred Fund, UBS Select Prime Investor Fund, UBS Select Treasury Investor Fund, UBS Select Tax-Free Investor Fund, UBS Select Prime Capital Fund, UBS Select Treasury Capital Fund, UBS Select Tax-Free Capital Fund; MASTER TRUST, a series fund consisting of Prime Master Fund, Treasury Master Fund, Tax-Free Master Fund; SMA RELATIONSHIP TRUST, a series fund consisting of Series A, Series G, Series M, Series S and Series T; THE UBS FUNDS, a series fund consisting of UBS U.S. Large Cap Value Equity Fund (to be renamed UBS U.S. Equity Opportunity Fund), UBS U.S. Small Cap Equity Fund, UBS U.S. Small Cap Growth Fund, UBS U.S. Real Estate Equity Fund, UBS Emerging Markets Debt Fund, UBS Emerging Markets Equity Fund (to be renamed

UBS Emerging Markets Equity Small Cap Fund), UBS Global Allocation Fund, UBS Global Equity Fund, UBS Global Bond Fund, UBS Dynamic Alpha Fund, UBS Absolute Return Bond Fund, UBS U.S. Large Cap Equity Fund, UBS U.S. Large Cap Growth Fund, UBS Core Plus Bond Fund, UBS High Yield Fund, UBS International Equity Fund, UBS U.S. Equity Alpha Fund, UBS Global Frontier Fund, UBS Market Neutral Multi-Strategy Fund, UBS Fixed Income Opportunities Fund and UBS Multi-Asset Income Fund; UBS RELATIONSHIP FUNDS, a series fund consisting of UBS U.S. Securitized Mortgage Relationship Fund, UBS Core Bond Relationship Fund, UBS Global Corporate Bond Relationship Fund, UBS U.S. Treasury Inflation Protected Securities Relationship Fund, UBS Global Securities Relationship Fund, UBS Small Cap Equity Relationship Fund, UBS High Yield Relationship Fund, UBS Emerging Markets Equity Relationship Fund, UBS Emerging Markets Debt Relationship Fund, UBS Cash Management Prime Relationship Fund, UBS U.S. Large Cap Equity Relationship Fund, UBS U.S. Large-Cap Value Equity Relationship Fund, UBS International Equity Relationship Fund, UBS Core Plus Bond Relationship Fund, UBS Short Duration Relationship Fund, UBS Enhanced Yield Relationship Fund, UBS Opportunistic Emerging Markets Debt Relationship Fund, UBS Opportunistic High Yield Relationship Fund, UBS Credit Bond Relationship Fund, UBS U.S. Equity Alpha Relationship Fund, UBS Global Equity Relationship Fund, UBS U.S. Large Cap Growth Equity Relationship Fund, UBS Global (ex-US) Bond Relationship Fund, UBS Global (ex-US) All Cap Growth Relationship Fund; and UBS Opportunistic Loan Relationship Fund; and FORT DEARBORN INCOME SECURITIES, INC.

     WHEREAS, each Fund is a registered investment company under the Investment Company Act of 1940 (the "Act");

     WHEREAS, the insured parties are named as insureds under a joint fidelity bond (the "Bond"); and

     WHEREAS, the insured parties desire to confirm the criteria by which recoveries under the Bond shall be allocated among insured parties;

     NOW, THEREFORE, it is agreed as follows:

     1.      In the event that recovery is received under the Bond as a result of a loss sustained by a Fund and one or more other insured parties, each Fund shall receive an equitable and proportionate share of the recovery in relation to the respective claims, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the Act.

     2.      The obligations of a Fund under this Agreement are not binding upon any of the board members of a Fund or Fund shareholders individually, but are binding only with respect to the assets of that Fund.

     3.      The insured parties consent to having any other registered investment company for which UBS Global Asset Management (Americas) Inc. serves as manager, investment adviser or investment sub-adviser become a party to this Agreement.

     IN WITNESS WHEREOF, the insured parties have caused this Agreement to be executed by their officers thereunto duly authorized.

UBS CASHFUND INC.

By:  /s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

UBS MANAGED MUNICIPAL TRUST

By:   /s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

UBS MASTER SERIES, INC.

By:   /s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

UBS RMA MONEY FUND INC.

By:   /s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

UBS RMA TAX-FREE FUND INC.

By:   /s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

STRATEGIC GLOBAL INCOME FUND, INC.

By:   /s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

INVESTMENT GRADE MUNICIPAL INCOME FUND INC.

By:  /s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

GLOBAL HIGH INCOME FUND INC.

By:   /s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

PACESM SELECT ADVISORS TRUST

By:   /s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

UBS MUNICIPAL MONEY MARKET SERIES

By:   /s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

UBS INVESTMENT TRUST

By:   /s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

MANAGED HIGH YIELD PLUS FUND INC.

By:   /s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

UBS INDEX TRUST

By:   /s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

UBS MONEY SERIES

By:   /s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

MASTER TRUST

By:   /s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

SMA RELATIONSHIP TRUST

By:   /s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

THE UBS FUNDS

By:   /s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

UBS RELATIONSHIP FUNDS

By:   /s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

FORT DEARBORN INCOME SECURITIES, INC.

By:   /s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

ASSISTANT SECRETARY’S CERTIFICATE

     I, Keith A. Weller, being the duly appointed Vice President and Assistant Secretary of each registered investment company named on Appendix A attached hereto (each, a “Fund”), hereby certify that the resolutions set forth below were approved in accordance with each Fund’s Declaration of Trust (or Trust Instrument) or Articles of Incorporation (as appropriate), by its Board of Trustees/Directors (“Board”) on February 14-15, 2012, and that such resolutions constitute a valid action of the Board of each respective Fund:

RESOLVED, that, as discussed at this meeting, the addition of The UBS Funds—UBS Multi-Asset Income Fund and UBS Emerging Markets Equity Small Cap Fund (the “New Funds”) to the Fund’s Joint Fidelity Bond (“Fidelity Bond”) and Joint Fidelity Bond Agreement (“Agreement”) be and it hereby is, approved; and be it further

RESOLVED, that the addition of the New Funds to the Fidelity Bond discussed at this meeting be, and the same hereby is, approved, after consideration of all factors deemed relevant by the Board, including, but not limited to, the exact value of the assets of the New Funds, the type and terms of the arrangements made for the custody and safekeeping of assets of the New Funds, and the nature of the securities in the New Fund’s portfolio; and be it further

RESOLVED, that the Board, including a majority of the Independent Board Members, hereby approves any payment by the Fund of the premium for coverage under the Fidelity Bond, in the amount described at this meeting, having considered all relevant factors, including, but not limited to, the number of other parties named as insureds under the Fidelity Bond, the nature of the business activities of such other parties, the amount and premium of the Fidelity Bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it had provided and maintained a single insured bond; and be it further

RESOLVED, that the Fund’s officers be, and each of them hereby is, authorized to cause the Fund to pay its ratable allocation of the annual premium payable with respect to the Fidelity Bond and to enter into and execute, on behalf of the Fund, an agreement reflecting the provisions of the Fidelity Bond and relating to the sharing of premiums and division of proceeds in the event of a joint fidelity loss, as required by Rule 17g-1(f) under the Investment Company Act of 1940, as amended (the “1940 Act”); and be it further

RESOLVED, that the Secretary of the Fund be, and hereby is, designated as the officer to make filings with the Securities and Exchange Commission and to give notices as may be required, from time to time, pursuant to Rule 17g-1(g) and Rule 17g-1(h) under the 1940 Act; and be it further

RESOLVED, that the Fund’s officers be, and each of them hereby is, authorized and directed to amend the Fidelity Bond, and to execute such other documents and take such other actions as may be required or appropriate to effect the intent of the foregoing resolutions.

...

RESOLVED, that the appropriate officers of the Fund be, and each hereby is, authorized to take such further steps and to prepare, execute and file, as appropriate, such documents as he or she may deem to be necessary or appropriate to implement the foregoing resolutions.

Dated as of May 16, 2012

/s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant
Secretary

Appendix A

UBS Cashfund Inc.
UBS Master Series, Inc., a series fund consisting of:
UBS Money Market Fund
UBS Managed Municipal Trust, a series fund consisting of:
UBS RMA California Municipal Money Fund
UBS RMA New York Municipal Money Fund
UBS RMA Money Fund Inc., a series fund consisting of:
UBS Retirement Money Fund
UBS RMA Money Market Portfolio
UBS RMA U.S. Government Portfolio
UBS RMA Tax-Free Fund Inc.
PACE Select Advisors Trust, a series fund consisting of:
PACE Alternative Strategies Investments
PACE Global Real Estate Securities Investments
PACE Government Securities Fixed Income Investments
PACE High Yield Investments
PACE Intermediate Fixed Income Investments
PACE International Emerging Markets Equity Investments
PACE International Equity Investments
PACE International Fixed Income Investments
PACE Large Co Growth Equity Investments
PACE Large Co Value Equity Investments
PACE Money Market Investments
PACE Municipal Fixed Income Investments
PACE Small/Medium Co Growth Equity Investments
PACE Small/Medium Co Value Equity Investments
PACE Strategic Fixed Income Investments
Strategic Global Income Fund, Inc.
Global High Income Fund Inc.
Managed High Yield Plus Fund Inc.
UBS Investment Trust, a series fund consisting of:
UBS U.S. Allocation Fund
UBS Municipal Money Market Series, a series fund consisting of:
UBS RMA New Jersey Municipal Money Fund
UBS Money Series, a series fund consisting of:
UBS Cash Reserves Fund
UBS Liquid Assets Fund
UBS Select Prime Capital Fund
UBS Select Prime Investor Fund
UBS Select Prime Institutional Fund
UBS Select Prime Preferred Fund
UBS Select Tax-Free Institutional Fund
UBS Select Tax-Free Preferred Fund
UBS Select Tax-Free Capital Fund
UBS Select Treasury Institutional Fund
UBS Select Treasury Preferred Fund
UBS Select Treasury Capital Fund
UBS Select Tax-Free Investor Fund
UBS Select Treasury Investor Fund
Master Trust, a series fund consisting of:
Prime Master Fund
Treasury Master Fund
Tax-Free Master Fund